UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2021
Commission File Number:  000-24027

NXT Energy Solutions Inc. (Translation of registrant's name into English)

Suite 302, 3320-17th Avenue S.W. Calgary, Alberta T3E 0B4 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

EXPLANATORY NOTE

The amended financial statements for the years ended December 31, 2020, 2019 and 2018 and refiled officer certificates were filed on SEDAR on May 3, 2021 to all instances of the word “unaudited” having been removed, and clerical errors in two headings having been corrected, as follows:

●
the heading “Condensed Consolidated Interim Statements of Cash Flows” has been corrected to read “Consolidated Statements of Cash Flows”; and
●
the heading “Condensed Consolidated Interim Statements of Shareholders Equity” has been corrected to read “Consolidated Statements of Shareholders’ Equity”.

The financial statements previously furnished on Form 6-K on April1, 2021 did not contain these words and clerical errors and were correct as originally furnished.

Exhibit List:

Exhibit List:
99.1     Consolidated Financial Statements for the year ended December 31, 2020
99.3     Certification Of Annual Filings CEO
99.4     Certification Of Annual Filings CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT Energy Solutions Inc.
(Registrant)

Date: May 7, 2021	/s/ Eugene Woychyshyn
Eugene Woychyshyn
Chief Financial Officer